[redacted]

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123
Expires: April 30, 2013
Estimated average burden hours per response . . . 12.00

SEC FILE NUMBER
8-34999

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/12 (MM/DD/YY) AND ENDING 12/31/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER: UMB Financial Services, Inc.
(a wholly owned subsidiary of UMB Bank, n.a.)

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

928 Grand Boulevard
(No. and Street)

Kansas City	Missouri	64106
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Angela Gates — (816) 860-8796
(Area Code - Telephone No.)

Chief Financial Officer and Chief Operating Officer

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

1100 Walnut Street, Suite 3300	Kansas City	Missouri	64106-2129
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

AFFIRMATION

I, Angela Gates, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to UMB Financial Services, Inc. (the "Company") (a wholly owned subsidiary of UMB Bank, n.a.) as of and for the year ended December 31, 2012, are true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

Angela Gates 2/27/2013

Signature Date

COO

Title

Nikki King

Notary Public NIKKI KING
Notary Public - Notary Seal
STATE OF MISSOURI
Cass County
My Commission Expires: Oct. 7, 2015
Commission # 11417860

exp 10/7/15

Deloitte

UMB Financial Services, Inc.

(A Wholly Owned Subsidiary of UMB Bank, n.a.)

SEC I.D. No. 8-34999

Financial Statements as of and for the Year Ended December 31, 2012, Supplemental Schedules as of December 31, 2012, Independent Auditors' Report, and Supplemental Report on Internal Control

UMB Financial Services, Inc.

(A Wholly Owned Subsidiary of UMB Bank, n.a.)

SEC I.D. No. 8-34999

Financial Statements as of and for the Year Ended December 31, 2012, Supplemental Schedules as of December 31, 2012, Independent Auditors' Report, and Supplemental Report on Internal Control

Filed Pursuant to Rule 17a-5(e)(3) as a **PUBLIC** Document

UMB FINANCIAL SERVICES, INC.
(A Wholly Owned Subsidiary of UMB Bank, n.a.)

TABLE OF CONTENTS

Deloitte.

Deloitte & Touche LLP
Suite 3300
1100 Walnut Street
Kansas City, MO 64106-2129
USA

Tel: +1 816 474 6180
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Stockholder and Board of Directors of
UMB Financial Services, Inc.
Kansas City, Missouri

We have audited the accompanying financial statements of UMB Financial Services, Inc. (the "Company") (a wholly owned subsidiary of UMB Bank, n.a.), which comprise the statement of financial condition as of December 31, 2012, and the related statement of operations and comprehensive income, change in stockholder's equity, and cash flows for the year then ended, and the related notes to the financial statements, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of UMB Financial Services, Inc. as of December 31, 2012, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Report on Supplemental Schedules

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The supplemental schedules (g), (h), and (i) listed in the accompanying table of contents are presented for the purpose of additional analysis and are not a required part of the financial statements, but are supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. These schedules are the responsibility of the Company's management and were derived from and relate directly to the underlying accounting and other records used to prepare the financial statements. Such schedules have been subjected to the auditing procedures applied in our audit of the financial statements and certain additional procedures, including comparing and reconciling such schedules directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, such schedules are fairly stated in all material respects in relation to the financial statements as a whole.

Deloitte & Touche LLP

February 27, 2013

UMB FINANCIAL SERVICES, INC.
(A Wholly Owned Subsidiary of UMB Bank, n.a.)

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2012

ASSETS

CASH ON DEPOSIT WITH AFFILIATE BANK	$2,873,959
AVAILABLE FOR SALE SECURITIES — At fair value	809,294
RECEIVABLE FROM CLEARING BROKER	98,711
DEFERRED INCOME TAX ASSETS, net	125,216
PROPERTY AND EQUIPMENT — Net of accumulated depreciation of $26,696	5,859
PREPAID EXPENSES AND OTHER ASSETS	994,297
TOTAL	$4,907,336

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES:	
Accrued expenses and other	$1,331,882
Income tax payable to affiliate bank	57,430
Payable to affiliate	35,475
Total liabilities	1,424,787
STOCKHOLDER'S EQUITY:	
Common stock, $100 par value — 1,000 shares authorized, issued, and outstanding	100,000
Additional paid-in capital	1,050,000
Retained earnings	2,322,885
Accumulated other comprehensive income	9,664
Total stockholder's equity	3,482,549
TOTAL	$4,907,336

See notes to financial statements.

UMB FINANCIAL SERVICES, INC.
(A Wholly Owned Subsidiary of UMB Bank, n.a.)

STATEMENT OF OPERATIONS AND COMPREHENSIVE INCOME
YEAR ENDED DECEMBER 31, 2012

REVENUES:	
Fees	$5,375,163
Commissions	3,249,317
Investment income and other	295,308
Total revenues	8,919,788
EXPENSES:	
Employee compensation and benefits	5,930,751
Data processing	889,950
Clearing costs	553,466
Technology subscriptions	255,306
Commissions	293,457
Management fees	216,576
Communications	37,344
Occupancy and equipment rental	3,318
Other	509,166
Total expenses	8,689,334
INCOME BEFORE INCOME TAXES	230,454
INCOME TAX EXPENSE	91,224
NET INCOME	139,230
OTHER COMPREHENSIVE INCOME, NET OF TAX	
Unrealized gains on securities:	
Change in unrealized holding gains	(3,583)
Income tax benefit	1,362
Other Comprehensive Loss	(2,221)
COMPREHENSIVE INCOME	$ 137,009

See notes to financial statements.

UMB FINANCIAL SERVICES, INC.
(A Wholly Owned Subsidiary of UMB Bank, n.a.)

STATEMENT OF CHANGE IN STOCKHOLDER'S EQUITY
YEAR ENDED DECEMBER 31, 2012

	Common Stock	Additional Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive Income	Total
BALANCE — December 31, 2011	$ 100,000	$ 1,050,000	$ 2,183,655	$ 11,885	$ 3,345,540
Net income			139,230		139,230
Change in net unrealized gains on securities				(2,221)	(2,221)
BALANCE — December 31, 2012	$ 100,000	$ 1,050,000	$ 2,322,885	$ 9,664	$ 3,482,549

See notes to financial statements.

UMB FINANCIAL SERVICES, INC.
(A Wholly Owned Subsidiary of UMB Bank, n.a.)

STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2012

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net income	$ 139,230
Adjustments to reconcile net loss to net cash provided by operating activities:	
Depreciation	4,623
Deferred income taxes	(47,651)
Amortization of interest premium on available-for-sale securities	39,642
Changes in:	
Receivable from clearing broker	54,160
Income taxes payable to affiliate bank	231,303
Prepaid expenses and other assets	(93,720)
Payable to affiliate	20,949
Accrued expenses and other	21,536
Total cash flows provided by operating activities	370,072
CASH FLOWS FROM INVESTING ACTIVITIES:	
Proceeds from maturities of available-for-sale securities	600,000
Total cash flows provided by investing activities	600,000
NET INCREASE IN CASH ON DEPOSIT WITH AFFILIATE BANK	970,072
CASH ON DEPOSIT WITH AFFILIATE BANK — Beginning of year	1,903,887
CASH ON DEPOSIT WITH AFFILIATE BANK — End of year	$2,873,959
SUPPLEMENTAL CASH FLOW INFORMATION — Income taxes paid to affiliate bank	$ 20,000

See notes to financial statements.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Company Description and Operations — UMB Financial Services, Inc. (the "Company") is a registered securities broker and dealer and investment adviser. The Company is a member of the Financial Industry Regulatory Authority, Inc. (FINRA) and the Securities Investor Protection Corporation. The Company is a wholly owned subsidiary of UMB Bank, n.a. (UMB Bank), which is a wholly owned subsidiary of UMB Financial Corporation (UMBFC).

The Company is organized primarily to provide transaction services in a variety of investment securities for the general public. The Company offers brokerage and custodial services to its customers (including affiliate and correspondent banks) through the facilities of National Financial Services LLC (NFS), another registered securities broker and dealer, and a wholly owned subsidiary of Fidelity Brokerage Group, Inc. The Company's business is reliant upon its relationship with UMBFC and related affiliate banks.

The Company's clearing broker is NFS, who clears all of the Company's securities transactions with and for customers on a fully disclosed basis. The Company promptly forwards all funds and securities to NFS and does not otherwise hold funds or securities for, or owe money or securities to customers. Accordingly, the Company is exempt from Rule 15c3-3 of the Securities Exchange Act of 1934 (the "Act").

Pursuant to an agreement between the Company and its clearing broker (NFS), NFS is required to perform a computation for proprietary accounts of introducing brokers assets similar to the customer reserve computation. Therefore, proprietary accounts held at the clearing broker are considered allowable assets in the net capital computation.

Cash on Deposit With Affiliate Bank — Cash on deposit with affiliate bank includes cash held by the Company and used for operations and cash in transit deposited by the Company's customers that is designated for payment to a third party. For all funds held on behalf of customers, the Company records an offsetting account payable and generally makes payment on behalf of the customer the next business day.

Available for Sale Securities — Marketable securities, which consist of U.S. government and agency obligations, are carried at fair value based on quoted market prices for those or similar securities, with unrealized gains or losses included in accumulated other comprehensive income on the statement of financial condition. Such transactions are recorded on a trade date basis. Realized gains and losses are accounted for on a specific identification basis. Unrealized discounts are accreted into income on an effective interest method.

Receivable from Clearing Broker — Receivable from Clearing Broker consists of commissions receivable from a third party clearing broker. These commissions are transaction-based fees that are recorded when earned.

Property and Equipment — Property and equipment are recorded at cost less accumulated depreciation and are depreciated using the straight-line method over their estimated useful lives, ranging from three to seven years.

Commissions — Commission revenues and expenses are recorded on a trade date basis. Commissions represent transaction-based fees that are recorded when earned.

Fees — Fees represent asset-based and transaction-based fees that are earned from customers. Fees are recognized when earned.

Income Taxes — The Company accounts for income taxes under the asset and liability method. Under the asset and liability method deferred taxes are determined based on the differences between the financial statement and the tax basis of assets and liabilities using enacted tax rates. Deferred tax assets are reduced by a valuation allowance, when in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. No valuation allowance has been recorded as of December 31, 2012. The Company files consolidated federal and state income tax returns with UMBFC and its subsidiaries. With limited exceptions, the Company is no longer subject to examination by tax authorities for years prior to 2009. Income taxes are computed utilizing the incremental consolidated tax rates. The Company's current income taxes are payable to UMB Bank in accordance with a tax sharing agreement.

Under the Company's tax sharing agreement, for consolidated state tax returns, tax is to be allocated in accordance with allocating federal expense/benefit, unless applicable law requires a different method of allocation.

The Company records the financial statement effects of an income tax position when it is more likely than not, based on the technical merits, that it will be sustained upon examination. Based on its evaluation, the Company has determined that there were no significant uncertain tax positions requiring recognition in the accompanying financial statements. The Company recognizes accrued interest related to unrecognized tax benefits in interest expense and penalties in other noninterest expense. Accrued interest and penalties are included within the related liability lines in the consolidated balance sheet. As of December 31, 2012, the Company had no accrued interest or penalties related to uncertain tax positions.

Use of Estimates — The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Subsequent Events — The Company has evaluated subsequent events through February 27, 2013, which is the date the financial statements were issued. As a result of this evaluation, the Company noted no subsequent events that require adjustments to, or disclosure in these financial statements.

Related-Party Transactions — UMB Bank provides various support services for the Company, including data processing, communications, and office occupancy. During the year ended December 31, 2012, the Company was charged $91,548 for such services. The Company is charged a quarterly management fee by UMBFC for estimated expenses of certain operational and administrative functions. If actual expenses for these functions differ significantly from the estimate, the management fee will be adjusted accordingly. During the year ended December 31, 2012, the Company was charged $216,576 for these functions. These amounts are based on UMB Bank's costs to provide the services and do not necessarily represent the cost of the services had they been obtained from a third party.

The Company participates in the qualified 401(k) profit sharing plan administered by UMBFC that permits participants to make contributions by salary reduction. The Company made matching or discretionary contributions to this plan approximating $168,166 for the year ended December 31, 2012.

2. NET CAPITAL REQUIREMENT

The Company is required to maintain minimum net capital as defined by Rule 15c3-1 under the Act. Rule 15c3-1 requires minimum net capital to be the greater of $250,000 or 6-2/3% of aggregate indebtedness. As of December 31, 2012, the Company had net capital, as defined, of $3,285,464, which was $3,035,464 in excess of its minimum net capital requirement of $250,000. Additionally, the ratio of aggregate indebtedness to net capital for the Company may not exceed 15 to 1. The Company's ratio of aggregate indebtedness to net capital was 0.43 to 1 as of December 31, 2012.

3. AVAILABLE FOR SALE SECURITIES

The Company has U.S. government and agency securities available for sale as of December 31, 2012 with an amortized cost basis of $793,706, gross unrealized gain of $15,588, and fair value of $809,294. These securities will mature within one to five years. There were no sales of securities during 2012.

4. INCOME TAXES

The provision for income tax expense for the year ended December 31, 2012 consists of the following:

Current tax expense:	
Federal	$ 120,061
State	18,814
Total current tax expense	138,875
Deferred tax benefit:	
Federal	(40,243)
State	(7,408)
Total deferred tax benefit	(47,651)
Total tax expense	$ 91,224

The provision for income taxes differs from the amounts computed by applying the federal tax rate of 35% to income before income taxes. The reasons for these differences at December 31, 2012 are as follows:

Tax expense at statutory rate of 35%	$ 80,659
State income taxes — net of federal effect	7,414
Non-deductible expenses	8,480
Other	(5,329)
Total tax expense	$ 91,224

The Company is included in a consolidated federal income tax return and various consolidated or combined state returns. The consolidated current and deferred federal and state income tax expense of the group is allocated among the members in a systematic and consistent manner based on each member's share of the consolidated tax expense.

As of December 31, 2012, the Company had $57,430 of income taxes payable recorded of which the balance principally relates to amounts due to affiliates for its share of taxes related to consolidated federal and state taxes to UMBFC.

The tax effects of temporary differences that give rise to the significant portions of the deferred taxes at December 31, 2012 are as follows:

Deferred tax assets:	
Deferred compensation	$ 76,883
Deferred fee income	76,955
Total deferred tax assets	153,838
Deferred tax liabilities:	
Accrued profit sharing	(1,345)
Property and equipment	(796)
Accrued bonus	(881)
Net unrealized gain on available for sale securities	(5,923)
Prepaid expenses	(19,677)
Total deferred tax liabilities	(28,622)
Net deferred income tax asset	$ 125,216

5. COMMITMENTS AND CONTINGENCIES

The Company's customer accounts are carried by NFS. All execution and clearing services are also performed by NFS. The agreement between the Company and NFS stipulates that all losses resulting from the Company's customers' inability to fulfill their contractual obligations are the responsibility of the Company. The settlement of open transactions as of December 31, 2012, did not have a material effect on the Company's financial statements.

As a securities broker and dealer, the Company is engaged in various securities trading activities. The Company's exposure to credit risk associated with the nonperformance of these customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets, which may impair the customers' ability to satisfy their obligations to the Company. The Company manages its risk in this area through NFS's monitoring of customer position and credit limits and collateral. Additional collateral is required from customers where appropriate.

In the normal course of business, there are various legal actions and proceedings pending against the Company. In management's opinion, after consultation with outside counsel, the ultimate liability, if any, resulting from these legal actions will not have a material effect on the Company's financial statements.

6. GUARANTEES

The Company has provided a guarantee to its clearing broker. Under the agreement, the Company has agreed to indemnify the clearing broker for customers introduced by the Company that are unable to satisfy the terms of their contracts. The Company's liability under these arrangements is not quantifiable. However, the potential for the Company to be required to make payments under this agreement is remote. Accordingly, no liability is carried on the statement of financial condition for these transactions.

7. FAIR VALUE OF FINANCIAL INSTRUMENTS

The Company's financial instruments include cash on deposit with affiliated bank, trading securities, receivable from clearing broker, payable to affiliate and correspondent banks and accrued expenses and other liabilities. The estimated fair value of such financial instruments at December 31, 2012, approximate their carrying value as reflected in the statement of financial condition.

The Company classifies its fair value measurements in accordance with Accounting Standards Codification 820, *Fair Value Measurements and Disclosures*. ASC 820 establishes a hierarchy for determining the fair value of a financial instrument. The hierarchy consists of three levels of valuations based on the evidence used to determine the valuation. ASC 820 requires that the highest level of valuation available be used. A "Level 1" valuation is a quoted market price for an identical asset in a market that is actively trading. A valuation is considered to be "Level 2" when a quoted market price in an active market is not available, but all necessary inputs into the calculation of fair value represent data observable in an active market. A valuation is considered "Level 3" when any significant component of the fair value calculation is based on data that is not observable in an active market, but rather is based on estimates by management. Due to the lack of identical securities trading on or near December 31, 2012, market data for identical securities was no longer readily available for certain U.S. government and agency securities to support classification as a Level 1 investment. Based on this, U.S. government and agency securities ceased being a Level 1 investment and were transferred to a Level 2 investment as of December 31, 2012. Investment securities measured at fair value on a recurring basis are summarized below as of December 31, 2012.

	Fair Value Using			Total
	Level 1	Level 2	Level 3	Fair Value
Available for sale securities — U.S. government and agencies	$	$ 809,294	$	$ 809,294

* * * * * *

SUPPLEMENTAL SCHEDULES

UMB FINANCIAL SERVICES, INC.
(A Wholly Owned Subsidiary of UMB Bank, n.a.)

COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-1 UNDER THE SECURITIES EXCHANGE ACT OF 1934
DECEMBER 31, 2012

	As Audited	Adjustments*	As filed in Form X-17A-5 on January 22, 2013
TOTAL STOCKHOLDER'S EQUITY	$ 3,482,549	$ (127,098)	$ 3,355,451
DEDUCTIONS AND CHARGES:			
Property and equipment	5,859		5,859
Deferred income tax asset	125,216	5,923	131,139
Prepaid expenses and other	53,769	(5,923)	47,846
Total non-allowable assets	184,844		184,844
Haircuts on securities positions	12,241		12,241
Total	197,085		197,085
NET CAPITAL	$ 3,285,464	$ (127,098)	$ 3,158,366
AGGREGATE INDEBTEDNESS:			
Accrued expenses and other	$ 1,424,787	$ 122,410	$ 1,547,197
COMPUTATION OF NET CAPITAL REQUIREMENT — Minimum net capital required (the greater of the minimum dollar net capital requirement of $250,000 or 6-2/3% of aggregate indebtedness)	$ 250,000		$ 250,000
EXCESS NET CAPITAL	$ 3,035,464	$ (127,098)	$ 2,908,366
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	0.43 to 1		0.49 to 1

* The adjustments noted above are post-closing entries subsequent to the filing of the X-17A-5 associated with the income tax allocation from the parent company and identified audit adjustments to reduce expense accruals. These adjustments have no impact to the Company's compliance with Rule 15c3-1.

UMB FINANCIAL SERVICES, INC.
(A Wholly Owned Subsidiary of UMB Bank, n.a.)

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO SEC RULE 15c3-3 UNDER THE SECURITIES AND EXCHANGE ACT OF 1934
DECEMBER 31, 2012

EXEMPTION UNDER SECTION (k)(2)(ii) IS CLAIMED

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(ii) of the Rule.

Deloitte.

Deloitte & Touche LLP
Suite 3300
1100 Walnut Street
Kansas City, MO 64106-2129
USA

Tel: +1 816 474 6180

www.deloitte.com

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES

To the Stockholder and Board of Directors of
UMB Financial Services, Inc.
Kansas City, Missouri

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2012, which were agreed to by UMB Financial Services, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC solely to assist you and the other specified parties in evaluating UMB Financial Services, Inc.'s compliance with the applicable instructions of the Form SIPC-7. UMB Financial Services, Inc.'s management is responsible for the UMB Financial Services, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences.

2. Compared the total revenue amounts of the audited Form X-17A-5 for the year ended December 31, 2012, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2012. A difference of $901,531 was noted. Total revenue reported within audited Form X-17A-5 was $8,919,788 and total revenue reported on Form SIPC-7 was $8,018,257. This difference is the result of revenues reported in Form X-17A-5 on a gross basis whereas revenues reported on Form SIPC-7 were reported net of certain clearing costs and affiliate expenses associated with the sale of certain insurance products.

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences, except for 1) $901,531 in clearing costs and affiliate expenses associated with the sale of certain insurance products were included net within revenues, and not separately as deductions on Form SIPC-7 as noted in Item 2 above, and 2) revenues associated with the sale of insurance products were not included as deductions on Form SIPC-7.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences except for the differences related to Items 2 and 3 above. Based on the differences noted above, the Company plans to amend its Form SIPC-7.

5. We have executed the procedures enumerated in Items 2, 3 and 4 related to the amended assessment on Form SIPC-7, noting a difference in revenues between audited Form X-17A-5 and the amended Form SIPC-7 of $279,036. This difference is attributable to revenues on the Company's FOCUS filings used to populate amended Form SIPC-7 being reported net of certain clearing costs within the FOCUS filings for the quarters ended March 31, 2012 and June 30, 2012. Revenues reported in audited Form X-17A-5 are reported gross for the entire year. The difference in revenues between audited Form X-17A-5 and Form SIPC-7 does not change the results of the Company's amended assessment computation as the clearing costs reported net in revenues on Form SIPC-7 are deductible on Form SIPC-7. The assessment determined within the amended Form SIPC-7 indicates a reduction from the initial assessment by $213.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Deloitte & Touche LLP

February 27, 2013

Deloitte.

Deloitte & Touche LLP
Suite 3300
1100 Walnut Street
Kansas City, MO 64106-2129
USA

Tel: +1 816 474 6180
www.deloitte.com

February 27, 2013

To the Stockholder and Board of Directors of
UMB Financial Services, Inc.
Kansas City, Missouri

In planning and performing our audit of the financial statements of UMB Financial Services, Inc. (the "Company") (a wholly owned subsidiary of UMB Bank, n.a.) as of and for the year ended December 31, 2012 (on which we issued our report dated February 27, 2013 and such report expressed an unmodified opinion on those financial statements), in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing an opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency* in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2012, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker-dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP

Member of
Deloitte Touche Tohmatsu